SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1	Announcement dated April 23, 2019 in respect of Key Financial and Performance Indicators for the First Quarter of 2019.

2	Announcement dated April 23, 2019 in respect of Operational Statistics for March 2019.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
Date: April 24, 2019		(Registrant)

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2019

In the first quarter of 2019, the Group deepened the execution of the Strategy of Focus, Innovation and Cooperation. It proactively advanced Internet-oriented operations, while comprehensively deepening mixed-ownership reform. The “Speed Upgrade and Tariff Reduction” policy and intensified market competition continued to pressure the Group’s fundamental businesses. The Group pressed forward the innovative and differentiated operation of fundamental businesses, while accelerating capability cultivation and scale development in innovative businesses. Innovative businesses maintained strong growth momentum during the period, supporting the stable to rising overall service revenue of the Group. Further bolstered by good cost control, the Group’s net profit continued to grow remarkably in the first quarter of 2019. The key unaudited financial data in the period were as follows:

— Overall service revenue amounted to RMB 66,802 million, up by 0.3% year-on-year.

— EBITDA amounted to RMB 25,012 million, up by 4.6% year-on-year.

— The profit attributable to the equity shareholders of the Company amounted to RMB 3,675 million, up by 22.3% year-on-year.

Going forward, the Group will expedite “Five New” establishment to drive high-quality sustainable growth, striving to achieve collaborative enhancement in the returns of shareholders, corporate and employees.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2019.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2019	2018
Total service revenue	66,802	66,609
Sales of telecommunications products	6,345	8,326

Revenue	73,147	74,935
Interconnection charges	(2,737)	(2,960)
Depreciation and amortisation	(20,493)	(20,017)
Network, operation and support expenses	(10,732)	(13,318)
Employee benefit expenses	(11,585)	(11,920)
Costs of telecommunications products sold	(6,605)	(8,340)
Other operating expenses	(16,477)	(14,488)
Finance costs	(592)	(674)
Interest income	293	455
Share of net profit of associates	316	132
Share of net profit of joint venture	171	102
Other income – net	98	124

Profit before income tax	4,804	4,031
Income tax expenses	(1,121)	(1,006)

Profit for the period	3,683	3,025

Profit attributable to:
Equity shareholders of the Company	3,675	3,005

Non-controlling interests	8	20

	As at 31 March 2019	As at 31 December 2018
Total assets	567,423	540,320
Total liabilities	249,847	226,034

Total equity	317,576	314,286

Business Data

	As at 31 March 2019/ For the period from 1 January 2019 to 31 March 2019	As at 31 December 2018/ For the period from 1 October 2018 to 31 December 2018
Mobile billing subscribers (Million)	323.136	315.036
of which 4G subscribers (Million)	230.444	219.925
Net addition of mobile billing subscribers (Million)	8.100	5.210
of which net addition of 4G subscribers (Million)	10.519	6.075
Mobile handset data traffic (Billion MB)	6,854.1	6,677.1
Mobile voice usage (Billion Minutes)	180.6	183.7
Fixed-line broadband subscribers (Million)	82.392	80.880
Net addition of fixed-line broadband subscribers (Million)	1.512	0.533
Fixed-line local access subscribers (Million)	54.920	55.899
Net loss of fixed-line local access subscribers (Million)	(0.979)	(0.926)

In the first quarter of 2019, the Group deepened the execution of the Strategy of Focus, Innovation and Cooperation. It proactively advanced Internet-oriented operations, while comprehensively deepening mixed-ownership reform. The “Speed Upgrade and Tariff Reduction” policy and intensified market competition continued to pressure the Group’s fundamental businesses. The Group pressed forward the innovative and differentiated operation of fundamental businesses, while accelerating capability cultivation and scale development in innovative businesses. Innovative businesses maintained strong growth momentum during the period, supporting the stable to rising overall service revenue of the Group. Further bolstered by good cost control, the Group’s net profit continued to grow remarkably in the first quarter of 2019.

In the first quarter of 2019, the Group continued to press forward the innovative operation of its mobile service. It leveraged the strengthened 2I2C cooperation with Internet companies to upgrade differentiated products. It deepened unified O2O total touchpoint operation to enhance the efficiency of development. In the first quarter of 2019, mobile billing subscribers registered a net addition of 8.10 million, reaching a total of 323 million. Within that, 4G subscribers registered a net addition of 10.52 million, reaching a total of 230 million. Due to the cancellation of mobile data “roaming” fees since July last year and intensified market competition, mobile service revenue decreased by 5.2% year-on-year to RMB 39,373 million in the first quarter of 2019. Mobile billing subscriber ARPU declined year-on-year to RMB 41.2.

The Group actively responded to the competitive challenges in the broadband market by resorting to “Big Video, Big Integration and Big Bandwidth”. Leveraging the rich resources afforded by its strategic investors, the Group strengthened its content portfolio with quality video. It stepped up the promotion of bundled products through all channels, and strongly promoted high-bandwidth products. It accelerated the implementation of comprehensive grid-based contract-out reform to raise sales and servicing ability. In the first quarter of 2019, fixed-line broadband subscribers registered a net addition of 1.51 million, reaching a total of 82.39 million. Fixed-line broadband access revenue amounted to RMB 10,332 million. In innovative businesses, the Group emphasised on capability cultivation, and focused on key industries and key businesses. It actively propelled the business and capital cooperation with strategic investors and industry vertical leaders. It established innovative mechanism and strengthened efforts to build talent pipeline and technology capability, accruing energy for scale and profitable development in the future. For the first quarter of 2019, revenue from industry Internet business amounted to RMB 8,661 million, up by 47.4% year-on-year. Driven by the rapid growth of the innovative businesses, the Group’s fixed-line service revenue reached RMB 26,919 million, up by 9.4% year-on-year. Overall service revenue amounted to RMB 66,802 million, up by 0.3% year-on-year.

The Group has adopted IFRS/HKFRS 16, “Leases” since 1 January 2019. Subject to practical expedients allowed by the standard, the Group recognised a lease liability and a corresponding “right-of-use” asset for all applicable leases, and recognised interest expense accrued on the outstanding balance of the lease liability and depreciation of the right-of-use asset. The Group has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/periods prior to its initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balances of total assets, total liabilities and retained earnings in the current period. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in the first quarter of 2019 while the rental expenses within network, operation and support expenses reduced correspondingly. The costs of telecommunications products sold decreased 20.8% year-on-year mainly due to the lower sales of telecommunications products during the period. Other operating expenses increased by 13.7% year-on-year mainly due to the increasing costs associated with the rapid growth of ICT business, and more technical support and marketing spending for innovative businesses. For the first quarter of 2019, the Group’s EBITDA amounted to RMB 25,012 million, up by 4.6% year-on-year. EBITDA as a percentage of service revenue was 37.4%. The profit attributable to the equity shareholders of the Company amounted to RMB 3,675 million, up significantly by 22.3% year-on-year. Excluding the impact of the adoption of IFRS/HKFRS 16 in the period, depreciation and amortisation in the first quarter of 2019 would have decreased by 8.6% year-on-year mainly driven by the good control of capital expenditure in recent years. Finance costs would have decreased by 58.2% mainly because the strong free cash flow generated last year contributed to the substantial reduction in interest-bearing debts year-on-year. Network, operation and support expenses would still have decreased by 1.1% year-on-year mainly due to the effective control of the related costs.

Going forward, the Group will continue to deepen the execution of the Strategy of Focus, Innovation and Cooperation and deeply advance mixed-ownership reform. It will expedite “Five New” establishment to drive high-quality sustainable growth. The Group will resolutely carry out its Internet-oriented operation transformation, ensure stable development of its fundamental businesses and expand the scale of its innovative businesses in a bid to drive continuous business growth as a whole. Ongoing efforts will be made to strengthen operation management and risk control. The Group will advance cost reduction and efficiency enhancement to continuously improve operating effectiveness and competitive strengths, striving to achieve collaborative enhancement in the returns of shareholders, corporate and employees.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 23 April 2019

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for March 2019

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2019.

Operational statistics for the month of March 2019 are as follows:

March 2019
MOBILE BUSINESS:
Aggregate Number of Mobile Billing Subscribers	323.136 million
Net Addition of Mobile Billing Subscribers for the Month	3.375 million

Of which:
Aggregate Number of 4G Subscribers	230.444 million
Net Addition of 4G Subscribers for the Month	4.766 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	82.392 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.502 million

Aggregate Number of Local Access Subscribers	54.920 million
Net Addition of Local Access Subscribers for the Month	(0.234) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2019 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 23 April 2019

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2